**Crazy Good Kitchen - Boston**

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kitchen
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so many people think that crazy means
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that we're making crazy food but we're
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actually making crazy good food there is
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some crazy aspects of how big the
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portions are and how wildly indulgent
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they are but we really focus on the
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goodness of the food we're not crazy
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food we're crazy good food that really
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is crazy good
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[Music]
Crazy Good Kitchen
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the original crazy good kitchen is in
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bald and it's just this little tiny
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diner here at cgk on newbury they've
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taken it to the next level nice outdoor
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patio for the nice weather inside dining
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exposed brick cool art and lots of room
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to just chill and enjoy some serious
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eats
Burgers
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crazy good kitchen is known first and

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foremost for their burgers they are big
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they are beautiful they are all dripping
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in different sauces and toppings and
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cheeses and yeah they're completely over
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the top usually you think of a smash
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patty it's like really thin what makes
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our burgers different is that we smash
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six ounce patties so we have the crust
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and the juiciness inside we have the
America Style
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three most popular burgers which are our
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classic take on the american
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cheeseburger it's called the america
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style that one has their house pickles
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american cheese griddled onions and
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their special sauce which is known as
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the better than ketchup this is sort of
Bacon Cheeseburger
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the equivalent of a west coast animal
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style burger we have a bacon
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cheeseburger that's called double
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trouble this one has some thick cut
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applewood smoked bacon some burnt butter

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mayo and house pickled onions really
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good burger right there but if you ask
Hot Mess
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me the number one reason to come here is
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the burger that i think may have been
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named after me the hot mess
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[Music]
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seriously just get a load of this burger
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a double patty that is stacked with
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shaved steak on top and bottom double
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cheese lots of sauce perfectly toasted
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brioche bun with some sesame seeds on
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top and that's not where it stops folks
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it also includes an entire bucket of
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golden gooey cheese sauce for dipping
Dip
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some people will just take the entire
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bowl of cheese and dump it over the top
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i think that's for rookies this is how
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you do a hot mess slice
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dip devour
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i don't know why they call this the hot
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mess

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[Music]

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in addition to burgers they are also

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known for their fried chicken

Fried Chicken

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specifically fried chicken sandwiches it

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all starts with their basic that's the

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fry me up that has lettuce house pickles

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the homemade buttermilk ranch sauce want

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to take it up a notch you get the bacon

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bird that adds some of that applewood

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smoked bacon and american cheese on top

Fried Chicken sundae

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of there as well and then believe it or

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not there's a fried chicken sandwich

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dessert hybrid that you will not find at

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any other restaurant on god's green

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earth the fried chicken sundae it's a

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warm brioche bun with fried chicken and

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a scoop of creamy vanilla ice cream with

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maple syrup drizzled all over it i'm a

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little scared but very excited

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this is everything you want in a

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sandwich it has cool it has hot it has

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crispy it has soft this is like the yin
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and yang of the snack attack world i
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don't know if i'm ever going to come in
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here and get this again but i'm going to
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think about this sandwich every day for
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the rest of my life
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[Music]
Brunch Monster
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the toughest decision when you come here
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is do i want a burger or a fried chicken
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sandwich burger or fried chicken
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sandwich well you don't have to stress
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about it because if you come here for
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brunch you can get them both in one
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sandwich called the brunch monster the
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brunch monster is our everything but the
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sink kind of sandwich it has burger
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bacon fried chicken egg it's crazy you
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get all those savory flavors from the
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beef you get the nice spices a little
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bit of saltiness and crispiness from the
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chicken it's just a perfectly well
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balanced and contrasting sandwiches a
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lot of flavors a lot of textures these
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people know what they're doing
Milkshake
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to wash it all down some people might
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get a cold beer if you ask me i'm gonna
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get an ice cold and beautifully
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delicious milkshake you have options
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like the little red that has graham
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crackers and strawberry syrup and some
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white chocolate chips or maybe go for
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the peanut butter slide with reese's
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peanut butter cups and reese's pieces
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and some actual peanut butter to me the
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milkshake to end all milkshakes is this
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one the make it rain nutella it has
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everything you want you got your vanilla
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ice cream you got your chocolate sauce
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you have your nutella you have some
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banana you got fresh whipped cream you
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have wafers you have chocolate and candy
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on top and you have flavors that are
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over the top not just crazy good crazy

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friggin really good cheers
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so if you're having a snack attack and
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you got to get that burger and fried
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chicken fixed this is the place to do it
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get some crazy good food at cgk on
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newberry
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you


**CRAZY GOOD KITCHEN/Food Network's Cheat Day USA**

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[Music]
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this is one heck of a cheat day with
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delicious messy huge cheesy burgers with
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a sight of guilt and a juicy beef
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patties aren't your thing crazy good
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Kitchen in Boston has a sinful chicken
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burger